
08003358

RECEIVED
2008 JUN 19 P 12:43
FFICE OF INTERNAT...
CORPORATE F...

11 June 08

SUPPL

BAE Systems - naval joint venture agreement

BAE Systems and VT Group have signed the final legally binding agreement to form the joint venture company, BVT Surface Fleet (BVT). This will combine BAE Systems Surface Fleet Solutions, which includes surface warship building and surface warship through-life support, VT's surface warship building and through-life support operations and each of BAE Systems' and VT's 50% shareholdings in their existing surface warship through-life support joint venture, Fleet Support Limited (FSL).

The terms of the agreement are largely unchanged from those set out in the announcements of the Framework agreement from BAE Systems and VT Group on 25 July 2007.

The proposed transaction has been cleared by the relevant European Union and US regulatory bodies but remains subject to VT shareholder approval.

Issued by:
BAE Systems plc
London

PROCESSED
JUN 26 2008
THOMSON REUTERS

11 June 2008

RECEIVED
2008 JUN 19 P 12:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAE SYSTEMS APPOINTS NEW NON-EXECUTIVE DIRECTOR

Carl G Symon has today joined the BAE Systems Board as a non-executive director.

Carl Symon retired from IBM in 2001 having held a number of senior positions in the US, Europe, Latin America and Asia; including Chairman and Chief Executive of IBM UK Ltd. He is a former non-executive director of Rolls-Royce Group plc.

He is Chairman of HMV Group plc and a non-executive director of Rexam plc and BT Group plc.

Dick Olver, Chairman of BAE Systems said, "I am very pleased that Carl Symon has agreed to join the BAE Systems Board. During his career with IBM he managed a company rich in technology as it developed its business globally. The experience and knowledge he brings will further strengthen the BAE Systems board."

He has no details to disclose under paragraph 9.6.13 of The Listing Rules.

From 11 June 2008, the BAE Systems Board of Directors will be as follows:

Non-Executive Directors
Dick Olver, Chairman
Andy Inglis
Philip Carroll Jr.
Michael Hartnall
Sir Peter Mason
Sir Nigel Rudd
Roberto Quarta
Carl Symon
Ravi Uppal

Executive Directors
Mike Turner CBE, Chief Executive
George Rose, Group Finance Director
Ian King, Chief Operating Officer, UK & RoW
Walt Havenstein, Chief Operating Officer, President and CEO BAE Systems, Inc.

Issued by
BAE Systems plc
London

END